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                                                                    EXHIBIT 99.3
                          HILLENBRAND INDUSTRIES, INC.

                         NOMINATING/CORPORATE GOVERNANCE
                       COMMITTEE OF THE BOARD OF DIRECTORS

                                     CHARTER

            (As approved by Board of Directors on September 14, 2006)

I.    PURPOSE

      The primary function of the Nominating/Corporate Governance Committee (the "Committee") is to assist the Board of Directors of Hillenbrand Industries, Inc. (the "Company") in: (a) fulfilling its responsibility for assuring that the Company is operated in accordance with prudent and practical corporate governance standards, (b) achieving its objective that a majority of its members be independent, qualified persons at the earliest practicable time and from time to time in conformity with the requirements of the New York Stock Exchange and applicable regulations and (c) identifying qualified individuals to serve on the Board of Directors of the Company.

II.   COMPOSITION

The Committee shall be comprised of at least three members of the Board, each of whom must meet the independence criteria set forth in the Company's Corporate Governance Standards for the Board of Directors at all times during his or her tenure on the Committee. The members of the Committee shall be elected annually by the Board, based on a recommendation by the Committee to serve until the next annual meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by majority vote of the Committee membership. The Board may remove a member from the Committee with or without cause. The Chair will periodically report the Committee's findings and conclusions to the Board.

III.  MEETINGS AND OPERATIONS

      The Committee shall meet at least two times annually, or more frequently as circumstances dictate. The Committee will be assisted by the Company's Vice President, General Counsel with respect to its nominating function and governance matters. The Company's Secretary or any Assistant Secretary will serve as executive secretary of the Committee.

      A majority of the Committee members will constitute a quorum for the transaction of business at any meeting of the Committee. Action of the majority at any such meeting will be the action of the Committee. The Committee shall conduct its operations in accordance with the procedures set forth in Article 4 of the Company's Code of By-Laws applicable to the operations

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of the Board, except to the extent that such procedures are modified on superseded by the terms of this Charter. The Committee shall have the authority to adopt such additional procedures for the conduct of its business as are not inconsistent with those referred to in the preceding sentence. The Committee shall have no authority to delegate its responsibilities to any subcommittee.

IV.   RESPONSIBILITIES AND DUTIES

      To fulfill its responsibilities and duties, the Committee shall:

1. Review from time to time and, if appropriate, recommend to the Board changes to the corporate governance standards for the Board of Directors of the Company and its committees, including committee charters.

2. Review from time to time, and, if appropriate, make changes to, the statement setting forth the responsibilities of directors and the qualifications for new nominees for election to the Board.

3. Review from time to time, and, if appropriate, make changes to, the statements setting forth the responsibilities of and the qualifications for the Chairman of the Board and the Vice Chairman of the Board.

4. Annually assess the Board's effectiveness as a whole as well as the effectiveness of the individual directors and the Board's various committees, including a review of the mix of skills, core competencies and qualifications of members of the Board, which should reflect expertise in one or more of the following areas: accounting and finance, product and technology development, healthcare, death care or other low growth industry, manufacturing, services businesses, sales and market development, international operations, international governance, mergers and acquisitions related business development, , strategic oversight, government relations, investor relations, executive leadership development, public company governance, and executive compensation design and processes. In order to make these assessments, the Committee shall solicit annually the opinions of each director regarding the foregoing matters. Ineffective directors shall be replaced as promptly as practicable and inefficient committees of the Board shall be restructured or eliminated promptly.

5. If deemed necessary, select and retain an executive search firm to identify qualified candidates to serve as members of the Board, considering effectiveness, responsiveness and other relevant factors, and approve the fees and other compensation to be paid to the executive search firm.

6. Review the performance of the executive search firm and approve any proposed discharge of the executive search firm when circumstances warrant.

7. Select and recommend to the Board, director nominees for election at each annual meeting of shareholders, as well as director nominees to fill vacancies arising between annual meetings of shareholders.

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8.    When deemed necessary or appropriate, make recommendations to the Board regarding the appointment or replacement of the Chairman of the Board and the Vice Chairman of the Board. Assess, at least annually, the adequacy and suitability of the compensation package for members of the Company's Board of Directors in relation to competitive market and sound corporate governance practices. The Chief Executive Officer or other members of the senior management team or other persons appointed by the Committee shall report to the Committee once a year regarding the adequacy and suitability of the Company's Board compensation package in relation to other comparable U.S. companies. Changes in Board compensation, if any, should be suggested by the Committee and approved only after a full discussion among the members of the Board.

9. Recommend to the Board annually, based on a consideration of all relevant facts and circumstances, whether each director is independent (as that term is defined in the Corporate Governance Standards for the Board of Directors).

10.   Make recommendations with respect to composition of Board committees.

11. Assess the adequacy of and make recommendations to the Board regarding directors' and officers' insurance coverage.

12. Review and make recommendations to the Board regarding any shareholder proposals.

13. Perform such additional functions and have such additional powers as may from time to time be expressly delegated to the Committee by the Board.

14. Determine requirements for, and means of, director orientation and training.

15. Review this Charter and assess the performance of the members of Committee at least annually and recommend updates and changes to the Board as conditions warrant.

16. Review and pre approve any related party transactions between the Company or any of its subsidiaries and any director or executive officer of the Company.

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